

July 21, 2014

Via E-mail
Michael Berman
Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Drive
Chicago, IL 60606

Re: **General Growth Properties, Inc.**
Form 10-K
Filed February 21, 2014
File No. 001-34948

Dear Mr. Berman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Part 1., page 1

Item 1. Business, page 1

1.   We note your response to comment 1 of our letter dated May 31, 2012. We were unable to locate your response to this comment and therefore reissue it. In future Exchange Act periodic reports, please disclose the total square footage subject to tenant improvement costs.

Item 7. Management's Discussion and Analysis …, page 29

Redevelopments, page 37

2.   We note that you are projecting returns of "12% on open projects and 8-10% on projects under construction." In future Exchange Act periodic reports, please provide the disclosure required by Item 10(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Stacie Gorman at (202)551-3585 or Kristina Aberg at (202) 551-3404 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief

cc: Stacie L. Herron, Vice President and Secretary (*via e-mail*)